                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                          RAND ACQUISITION CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   752182 10 5
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]          Rule 13d-1(b)
     [ ]          Rule 13d-1(c)
     [X]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 752182 10 5                  13G                     PAGE 2 OF 6 PAGES
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Isaac Kier
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [ ]

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                           5      SOLE VOTING POWER

                                           233,000 Shares
NUMBER OF
SHARES                     -----------------------------------------------------
BENEFICIALLY
OWNED BY                   6      SHARED VOTING POWER
 EACH
REPORTING                                  117,000 Shares
PERSON                     -----------------------------------------------------
 WITH
                           7      SOLE DISPOSITIVE POWER

                                           233,000  Shares
                           -----------------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                           117,000 Shares
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   350,000 Shares
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10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   6.3%
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12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 752182 10 5                  13G                     PAGE 3 OF 6 PAGES
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ITEM 1(A).        NAME OF ISSUER:

                  Rand Acquisition Corporation
                  --------------------------------------------------------------

ITEM 1(B.)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  450 Park Avenue, 10th Floor, Floor, New York, New York 10022
                  --------------------------------------------------------------

ITEM 2(A).        NAME OF PERSONS FILING:

                  Isaac Kier ("Kier")
                  --------------------------------------------------------------

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  450 Park Avenue, 10th Floor, Floor, New York, New York 10022
                  --------------------------------------------------------------

ITEM 2(C).        CITIZENSHIP:

                  Kier is a United States citizen
                  --------------------------------------------------------------

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.0001 per share
                  --------------------------------------------------------------

ITEM 2(E).        CUSIP NUMBER:

                  752182 10 5
                  --------------------------------------------------------------

ITEM 3.            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
                   13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]   Broker or dealer registered under Section 15 of the Exchange
                   Act;

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;

        (d)  [ ]   Investment company registered under Section 8 of the
                   Investment Company Act;

        (e)  [ ]   An investment adviser in accordance with Rule
                   13d-1(b)(ii)(E);

        (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

        (g)  [ ]   A parent holding company or control person in accordance with
                   Rule 13d-1(b)(ii)(G)

        (h)  [ ]   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

        (i)  [ ]   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

        (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP NO. 752182 10 5                  13G                     PAGE 4 OF 6 PAGES
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ITEM 4.      OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  Amount beneficially owned:

                   Kier beneficially owns 350,000 shares of common stock, of
                   which 17,000 shares are held by his wife and 100,000 shares are held through a family limited partnership. Does not
                   include 607,000 shares of common stock issuable upon exercise of warrants which are currently not exercisable and will not be exercisable in 60 days.

        (b)  Percent of Class:

                   6.3%

        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:
                   233,000 shares of common stock

             (ii)  Shared power to vote or to direct the vote:
                   117,000 shares of common stock

             (iii) Sole power to dispose or to direct the disposition of:
                   233,000 shares of common stock

             (iv)  Shared power to dispose or to direct the disposition of:
                   117,000 shares of common stock

        Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following: |_|

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
             CONTROL PERSON.

             None.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             None.

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CUSIP NO. 752182 10 5                  13G                     PAGE 5 OF 6 PAGES
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ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             None.

ITEM 10.     CERTIFICATIONS.

             None.

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CUSIP NO. 752182 10 5                  13G                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2005

                                                       /s/ Isaac Kier
                                                       --------------
                                                           Isaac Kier